FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

P.E. 8/31/02

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MONTH OF AUGUST 2002

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ____________

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

AstraZeneca

ASTRAZENECA UPDATE ON CRESTOR

Following a constructive meeting with the US Food and Drug Administration (FDA) to discuss the company's response to the approvable letter for Crestor (rosuvastatin calcium), AstraZeneca has undertaken to provide further information from its ongoing study programme to supplement that already submitted.

This response to the approvable letter will support the use of Crestor over the dose range of 10-40mg in the general population of patients with lipid disorders and is scheduled for submission during the first quarter 2003.

There are now more than 10,000 patients in on-going studies of Crestor and the company remains confident in the product's profile and commercial potential.

The company's guidance on earnings for 2002 remains unchanged.

- Ends -

August 6, 2002

Media Enquiries:
Chris Major, Tel: +44 (0) 207 304 5028
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Jorgen Winroth, Tel: +1 212 581 8720

AstraZeneca

ASTRAZENECA COMPLETES NEW DRUG APPLICATION TO THE FDA FOR IRESSA™ (ZD1839) TO TREAT NON-SMALL CELL LUNG CANCER

AstraZeneca announced today that the final documents of the New Drug Application (NDA), for IRESSA™ (ZD1839) have been submitted to the U.S. Food and Drug Administration (FDA) completing the rolling submission for the drug that began last summer. All clinical data including safety and efficacy information was provided to the agency in December. IRESSA™ is being considered as a monotherapy agent for the treatment of advanced non-small cell lung cancer (NSCLC) after disease progression following chemotherapy.

AstraZeneca has been notified by the FDA that IRESSA™ is scheduled for discussion at the oncology drug advisory committee (ODAC) meeting on September 24.

IRESSA™ was recently approved by the Japanese Ministry of Health, Labour and Welfare (MHLW) for the treatment of advanced non-small cell lung cancer. Regulatory filings are pending in other countries. Pending FDA approval, IRESSA™ is expected to launch later this year in the US. IRESSA™ represents a new class of anti-cancer drugs known as selective epidermal growth factor receptor (EGFR) inhibitors that target and block, within the cell, signaling pathways that are implicated in the growth and survival of cancer cells. These pathways appear to play a major role in the growth of many solid tumors. IRESSA™ is administered as a once daily, oral tablet.

The submission is based on two phase II trials (IDEAL 1 and 2) involving approximately 400 patients in the US, Japan and Europe.

7 August 2002

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033
Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
- Ends -

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 7 August 2002, it purchased for cancellation 150,000 ordinary shares of AstraZeneca PLC at a price of 2192 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,729,265,996.

G H R Musker
Company Secretary
8 August 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 8 August 2002, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2287 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,729,065,996.

G H R Musker
Company Secretary
9 August 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 9 August 2002, it purchased for cancellation 100,000 ordinary shares of AstraZeneca PLC at a price of 2337 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,728,965,996.

G H R Musker
Company Secretary
12 August 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 13 August 2002, it purchased for cancellation 130,000 ordinary shares of AstraZeneca PLC at a price of 2347 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,728,835,996.

G H R Musker
Company Secretary
14 August 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 14 August 2002, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2304 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,728,535,996.

G H R Musker
Company Secretary
15 August 2002

AstraZeneca

LUNG CANCER TRIAL RESULTS SHOW NO IMPROVEMENT FOR THE COMBINED TREATMENT OF IRESSA (ZD1839) WITH STANDARD PLATINUM-BASED CHEMOTHERAPY

AstraZeneca Continues Seeking Approvals for Iressa Monotherapy in Lung Cancer

AstraZeneca announced today top-line results of the recently completed INTACT trials. These results confirm that the trials were robust and well designed, but demonstrate that 'Iressa' (ZD1839) does not provide improvement in survival when added to standard platinum-based chemotherapy versus chemotherapy alone in advanced non-small cell lung cancer (NSCLC). Further analyses are underway and the data will be presented at the European Society for Medical Oncology (ESMO) in October 2002.

"This outcome is in contrast to the good results seen in the use of 'Iressa' as monotherapy and points to the direction for future work in this breakthrough area of cancer treatment," said Brent Vose, Vice President, Oncology Therapy Area. "AstraZeneca will continue to pursue world wide approvals for monotherapy use of 'Iressa' in NSCLC and explore its full potential in lung cancer and in other tumour types."

'Iressa', a once daily, oral tablet, is the first in a new class of anti-cancer drugs, known as Epidermal Growth Factor Receptor (EGFR) tyrosine kinase inhibitors, to become commercially available. The monotherapy data from the IDEAL 1 and 2 trials have confirmed 'Iressa' as an effective treatment with a favourable tolerability profile for many patients with advanced NSCLC. These data formed the basis of the company's regulatory submissions in several countries including Japan, where 'Iressa' has already been approved, and in the United States, where a review is underway. The company will also pursue similar monotherapy submissions in all major markets, including Europe.

'Iressa' is currently in Phase II trials for a variety of other solid tumours including head and neck, colorectal, and breast cancers, and initial data are encouraging.

Cont...

AstraZeneca

The company's guidance on earnings for 2002 remains unchanged.

A teleconference for financial analysts will be held today at 13:00 (BST). The numbers for analysts are as follows:

UK:	+ 44 (0) 800 559 3282
Europe:	+353 (0) 233 7012
US:	+1 800 310 1961
Back-up:	+353 (0) 233 7014

A listen-in facility for journalists will also be available:

UK: +44 (0) 207 075 3186

'Iressa' is a trademark of the AstraZeneca group of companies.

- Ends -

August 19, 2002

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Chris Major, Tel: +44 (0) 207 304 5028
Investor Relations:
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Mike Rance, Tel: +44 (0) 207 304 5050

Notes:

INTACT 1 and 2 ('Iressa' NSCLC Trials Assessing Combination Therapy) were two randomised Phase III trials, each of over 1,000 patients, designed to evaluate whether 'Iressa' provides an additional survival benefit when administered in combination with standard platinum-based chemotherapy in patients with advanced non-small cell lung cancer (NSCLC).

IDEAL 1 and 2 ('Iressa' Dose Evaluation in Advanced Lung Cancer) showed 'Iressa' is active as monotherapy, providing objective responses (tumour shrinkage) and symptomatic benefit in patients with advanced NSCLC who have failed chemotherapy.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of over $16.4 billion and leading positions in sales of oncology, gastrointestinal, anaesthesia (including pain management), cardiovascular, central nervous system (CNS) and respiratory products.

For further information on the Epidermal Growth Factor Receptor and its potential role in cancer treatment, please visit www.EGFR-INFO.com.

For further information on 'Iressa' and other AstraZeneca cancer therapies, please visit www.cancerpressoffice.com.

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 20 August 2002, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 1984 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,728,035,996.

G H R Musker
Company Secretary
21 August 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 21 August 2002, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 1992 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,727,535,996.

G H R Musker
Company Secretary
22 August 2002

AstraZeneca

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 29 August 2002, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 1862 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,727,035,996.

G H R Musker
Company Secretary
30 August 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
(Registrant)

Date: 31 AUGUST 2002

By:

(Name: G H R Musker)
(Title: Company Secretary & Solicitor)